November 15, 2013

Maryse Mills-Apenteng

Special Counsel

Barbara C. Jacobs

Assistant Director

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re: JobLocationMap Inc.

Amendment No. 3 to Registration Statement on Form S-1

File No. 333-188225

Filed October 4, 2013

Dear Ms. Mills-Apenteng:

Below please find the Company’s responses to your comment letter of October 25, 2013.

General

1. We note your response to prior comment 2 and your cover page statement that the “funds will be placed in a separate account and not available for use until the full offering is sold.” Given that the funds will not be held in escrow by an independent third party, such as a bank, please tell us how this complies with Rule 10b-9. It appears that there are risks regarding whether such funds will be returned to subscribers if the offering maximum is not reached. For example, it is unclear whether there are any safeguards to prevent management from accessing the funds prior to the close of your offering or whether such funds would be subject to claims by others through liens, judgments or bankruptcy proceedings. Please describe these risks in your prospectus summary and risk factors sections and revise your cover page statement to reflect the possibility that you may be unable to promptly return funds.

Funds will be held in escrow by Thomas Puzzo, Esq. Disclosure has been added to the filing.

2. We note your response to prior comment 3 regarding the determination and timing of when sales of your securities have occurred. Please revise to clarify further whether sales are accepted only upon receipt and acceptance of a signed subscription agreement and payment on or prior to the last day of your offering period or extended offering period. For example, it is currently unclear whether a subscription and payment received after the offering termination period but postmarked prior to the expiration date would be accepted under the terms of your offering. Further, it is unclear whether subscription agreements, or pledges, without the accompanying payment or with promises to pay beyond the offering period would be accepted as “sales.” Please revise to clarify.

Subscriptions will be accepted only upon receipt and acceptance of a signed subscription agreement and payment on or prior to the last day of our offering period or extended offering period.

Cover Page

3. We are unable to find any revisions to your prospectus cover page that are responsive to prior comment 5. Please revise to incorporate your response to prior comment 5 in your letter dated September 26, 2013.

Disclosure added pursuant to response 1 above.

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Prospectus Summary, page 3

4. As requested in prior comment 7 and comment 8 of our letter date May 24, 2013, please move your disclaimers related to your forward-looking statements to a place after your risk factors section or delete them. Please refer to Rule 421(d) for further guidance.

Deleted

Description of Business, page 18

5. Your revised disclosure in response to prior comment 9 does not provide a description of your proposed website or platform. Please describe how your website or platform will operate for both job seekers and employers and describe the key features you expect to have upon launching your website.

We are building an App for use with iPhone and Android that users can search job listings to find a job location by map or use the App job search or browse jobs to find relevant employment opportunities in an individuals area. This platform enables both employers and job seekers to find the perfect match with less time and effort.

The App seeks to connect people to job opportunities, website global recruitment network, and to Joblocationmap platform. With the comprehensive platform we will be ready to launch technologies and versions of products supported by these technologies which will provide a "high efficiency and precision” user experience for employers and job seekers alike and help facilitate the ability to fill positions globally.

Businesses and job seekers using job search will experience a significant change in their user experience. Users will have more customized personal pages, more efficient resume management functions and over time, users will have access to more accurate search functionality.

Key features of the new platform upon launching include:

• Advanced company recruitment branding products including branded job advertising, video and company profiles

• Targeted local, regional and national postings job ads

• Expanded sourcing productivity with new tools enabling candidate screening efficiency

• Enhanced employer experience with expansive resources featuring content, and online support

• Enhanced job seeker experience including streamlined job apply flows to increase seeker satisfaction and conversion

• Career Advice Center with resume and interview tips and job hunt strategies

Very truly yours,

/s/Omri Morchi

Omri Morchi

President

JobLocationMap, Inc.

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